SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8‑A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
SWIFT ENERGY COMPANY
(Exact name of registrant as specified in its charter)

Texas	1-8754	20-3940661
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation or organization)		Identification Number)
17001 Northchase Drive, Suite 100
Houston, Texas 77060
(Address of principal executive offices)

(281) 874-2700
(Registrant’s telephone number, including area code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [☑]
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.: [ ]
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which Each class is to be registered
Rights to Purchase Unit of Series A Junior Participating Preferred Stock	New York Stock Exchange

Securities Act registration statement file number to which this form relates: Not Applicable.
Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered
Not Applicable

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1.    Description of Registrant’s Securities to be Registered.
On November 19, 2015, the Board of Directors (the “Board”) of Swift Energy Company (the “Company”) declared a distribution of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.01 per share, of the Company (“Common Stock”), to shareholders of record at the close of business on November 30, 2015 (the “Record Date”), and for each share of Common Stock issued (including shares delivered from the Company’s treasury) by the Company thereafter and prior to the Distribution Date (as defined below). Each Right entitles the registered holder thereof, subject to the terms and conditions of the Rights Agreement (as defined below), to purchase from the Company one ten-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Junior Participating Preferred Stock”), at a purchase price of $7.50 per Unit, subject to adjustment in accordance with the Rights Agreement (the “Purchase Price”). The description and terms of the Rights are set forth in the Section 382 Rights Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”).
The Board adopted the Rights Agreement in an effort to prevent the imposition of significant limitations under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), on the Company’s ability to utilize its current net operating loss carryforwards (“NOLs”) to reduce its future tax liabilities. If the Company experiences an “ownership change,” as defined in Section 382 of the Code, the Company’s ability to utilize the NOLs fully will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could significantly impair the value of those benefits.
In general terms, the Rights Agreement works by imposing a significant penalty upon any person or group that acquires shares of the Company Stock (i.e., the Common Stock, the Series A Junior Participating Preferred Stock, any other class or series of stock of the Company (other than “plain vanilla preferred stock” described in Section 1504(a)(4) of the Code) and any other interest that would be treated as “stock” of the Company for purposes of Section 382 of the Code and the Treasury Regulations promulgated thereunder) representing 4.99% or more of any class of Company Stock then outstanding, without the approval of the Board of Directors (an “Acquiring Person”). Subject to certain exceptions set forth in the Rights Agreement, shareholders (i) who currently own 4.99% or more of any class of the Company Stock, (ii) who inadvertently acquire 4.99% or more of any class of the Company Stock, or (iii) whose percentage ownership of any class of Company Stock increases to 4.99% or more as a result of the Company’s acquisition of Company Stock, will not trigger the Rights unless they acquire additional shares of such class of Company Stock. In addition, the Board has established procedures to consider requests to exempt certain acquisitions of the Company’s securities from the Rights Agreement if the Board determines that doing so would not limit or impair the availability of the NOLs or is otherwise in the best interests of the Company.
The following is a general description of the terms of the Rights, the Series A Junior Participating Preferred Stock and the Rights Agreement. This description is qualified in its entirety by the full text of the Amended Certificate of Designation for the Series A Junior Participating Preferred Stock and the Rights Agreement.
The Rights. The Board authorized the issuance of one Right with respect to each share of Common Stock outstanding on the Record Date. The Rights will initially trade with, and will be inseparable from, the Common Stock. New Rights will accompany any new shares of Common Stock issued after the Record Date and before the earlier of the Distribution Date, the redemption date or the expiration date of the Rights, as described below. Prior to exercise, a Right does not give its holder any right to receive dividends or other distributions, to vote or to exercise any preemptive rights or other rights of a shareholder.
Exercise Price. Each Right will allow its registered holder to purchase from the Company one Unit of Series A Junior Participating Preferred Stock, for $7.50, subject to adjustment in accordance with the Rights Agreement, once the Rights become exercisable.
Exercisability. The Rights will not be exercisable until the earlier to occur of:
(i)    Ten (10) business days following public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person” by obtaining beneficial ownership of Company Stock representing 4.99% or more of any class of Company Stock, or
(ii)    Ten (10) business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender or exchange offer that, if completed, would result in that person or group becoming an Acquiring Person.
The date when the Rights become exercisable is referred to as the “Distribution Date.” Until the Distribution Date, the Rights are evidenced, with respect to any certificated shares of Common Stock, by the Common Stock certificates, and with respect to any shares of Common Stock held in uncertificated form, by the book entries in the book-entry system for the Common Stock. Until the Distribution Date, new Common Stock certificates issued after the Record Date upon transfer or new issuance of shares will contain a legend regarding the Rights and the Company will deliver a notice regarding the Rights upon the transfer or new issuance of shares of Common Stock held in book-entry form. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Stock or book-entry shares, with or without that legend or notice, will also constitute the transfer of the associated Rights. After the Distribution Date, the Rights will separate from the Common Stock and be evidenced solely by Right certificates that the Company will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person or an associate or affiliate thereof will be null and void and may not be exercised.
Consequences of a Person or Group Becoming an Acquiring Person. If a person or group of affiliated or associated persons becomes an Acquiring Person, all holders of Rights, except the Acquiring Person or an associate or affiliate thereof, may, upon exercise of a Right, receive shares of Common Stock (or, in certain circumstances, Series A Junior Participating Preferred Stock or other securities or property of the Company) having a value equal to two times the exercise price of the Right. The exercise price of the Right is the Purchase Price multiplied by the number of Units of Series A Junior Participating Preferred Stock for which the Right was exercisable immediately prior to such person or group of affiliated or associated persons becoming an Acquiring Person.
If after a person or group of affiliates or associated persons becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination with another company and the Company is not the surviving corporation, (ii) another company consolidates or merges with the Company and all or part of the Common Stock is converted or exchanged for other securities, cash, property, or a combination thereof, or (iii) 50% or more of the consolidated assets or earning power of the Company and its subsidiaries is sold or transferred to another company, then each holder of a Right (except Rights that previously have become null and void as described above) shall thereafter have the right to receive, upon exercise, common stock or other equity interests of the ultimate parent of such other company having a value equal to two times the exercise price of the Right.
Exempted Persons. The Rights Agreement recognizes that there may be instances when an acquisition of shares of the Company Stock that would cause a shareholder to become an Acquiring Person may not jeopardize or endanger in any material respect the availability of the NOLs to the Company. Accordingly, the Rights Agreement grants discretion to the Board to designate a person as an “Exempted Person.” The Board can revoke an “Exempted Person” designation if it subsequently makes a contrary determination regarding whether a person jeopardizes or endangers in any material respect the availability of the NOLs to the Company.
In addition, any person that acquires Company Stock in a transaction that would cause that person to be an Acquiring Person will be an Exempted Person if that transaction is approved in advance by the Board or is a conversion or other exchange of Company Stock for other Company Stock that does not increase any person’s beneficial ownership in the Company for purposes of Section 382 of the Code.
Expiration. The Rights will expire at the earliest of (i) 5:00 p.m., New York City time, on November 19, 2016 if shareholder ratification of the Rights Agreement has not been received at or prior to that time, (ii) 5:00 p.m., New York City time, on November 19, 2018, (iii) the time at which the Rights are redeemed or exchanged under the Rights Agreement, (iv) the time at which the Board determines that the NOLs are fully utilized or no longer available under Section 382 of the Code, and (v) the effective date of the repeal of Section 382 of the Code if the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of the tax benefits associated with the NOLs.
Redemption. The Board may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if the Company has a stock split or issues dividends of its Common Stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the total voting power of outstanding stock of the Company entitled to vote in the election of directors of the Company, the Board may extinguish the Rights by exchanging one share of Common Stock or, in certain circumstances, an equivalent security, for each Right, other than Rights held by the Acquiring Person or an affiliate or associate thereof, which will have become null and void.

Anti-Dilution Provisions. The Purchase Price of the Series A Junior Participating Preferred Stock, the number of shares of Series A Junior Participating Preferred Stock issuable and the number of outstanding Rights are subject to adjustment to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split, or a reclassification of the Series A Junior Participating Preferred Stock or Common Stock. With certain exceptions, no adjustments to the Purchase Price will be required until those adjustments require an adjustment of at least 1% in the Purchase Price.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights, except that after a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.

Description of the Series A Junior Participating Preferred Stock. The Units of Series A Junior Participating Preferred Stock that may be acquired upon exercise of the Rights will not be redeemable and will rank junior to any other shares of preferred stock that may be issued by the Company with respect to the payment of dividends and as to distribution of assets in liquidation. Each share of the Series A Junior Participating Preferred Stock will have a minimum preferential quarterly dividend of 10,000 times the aggregate per share amount of any cash dividend declared on the Common Stock since the immediately preceding quarterly dividend, subject to certain adjustments.

In the event of liquidation, the holders of the Series A Junior Participating Preferred Stock will be entitled to receive a preferred liquidation payment per share equal to the greater of $1.00 (plus accrued and unpaid dividends thereon) or 10,000 times the amount paid in respect of a share of Common Stock, subject to certain adjustments. Each share of the Series A Junior Participating Preferred Stock will vote together with the Common Stock and any other class or series of capital stock entitled to vote on the applicable matter, and will be entitled to 10,000 votes per share, subject to certain adjustments. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of the Series A Junior Participating Preferred Stock will be entitled to receive 10,000 times the aggregate per share amount of stock, securities, cash or other property paid in respect of each share of Common Stock, subject to certain adjustments. The rights of holders of the Series A Junior Participating Preferred Stock to dividends, liquidation payments and voting are protected by customary anti-dilution provisions.

Because of the nature of the Series A Junior Participating Preferred Stock’s dividend, liquidation and voting rights, the economic value of one Unit of the Series A Junior Participating Preferred Stock is expected to approximate the economic value of one share of Common Stock.

Item 2.    Exhibits.

Exhibit	Description

3.1	Amended Certificate of Designation of the Series A Junior Participating Preferred Stock

4.1
Section 382 Rights Agreement, dated as of November 19, 2015, between Swift Energy Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Amended and Restated Certificate of Designation of the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C.

99.1        Press Release, dated November 20, 2015

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 24, 2015            Swift Energy Company

By: /s/ Terry E. Swift
Terry E. Swift
Chairman, Chief Executive Officer
and President